September 14, 2009

BY EDGAR

H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C., 20549

- and -

Norman W. Gholson
Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C., 20549

Re:	Colombia Goldfields Ltd.
Revised PREM14A
Filed August 12, 2009
File No. 0-51013

Dear Mr. Schwall and Mr. Gholson:

On behalf of our client, Colombia Goldfields Ltd. (“the Company”), we hereby acknowledge receipt of the comment letter dated September 1, 2009 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above referenced PREM14A.

On behalf of the Company, we submit this letter in response to the Comment Letter. For ease of reference, we have reproduced the text of the comments in bold-face type below, followed by the Company’s responses. The Company is filing today, by way of EDGAR, the amended PREM14A together with this response letter.

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS. COUNTRY OF PRIMARY QUALIFICATION: UNITED STATES OF AMERICA NOT QUALIFIED TO PRACTICE ONTARIO LAW.

RESPONSES TO STAFF COMMENTS

Revised PREM14A Filed August 12, 2009

Background to the Merger Transaction, page 42

1.

If accurate, expand the penultimate paragraph in this section to disclose explicitly that prior to this proposed merger, the parties to the merger had no affiliations. In the alternative, describe all prior affiliations between the parties in necessary detail.

Response: The Company confirms that prior to this proposed merger, the parties to the merger had no affiliations. The Company has revised the section under the heading “The Merger Transaction – Background of the Merger Transaction” in the Preliminary Schedule 14A to include this information.

2.

Briefly discuss the principal terms of the third party proposal that the board rejected, and disclose when and for what reason(s) it was rejected. In that regard, we note your response to our prior comment 7 and your statement on page 50 that “the identity of the third party in and the terms of [the alternative third part proposal] are confidential.” Please explain to us why you believe that this information would not be material to stockholders. Also provide the basis for your assertion that this information is confidential. We may have additional comments.

Response: The third party in question proposed an investment in the capital stock of the Company, which would result in a controlling stake in the Company. The board of directors of the Company considered the third party proposal concurrently with the merger transaction and believed that the merger transaction with Medoro was superior for a number of reasons, including that: (i) the merger transaction was at an advanced stage and Medoro was in a position to execute an arrangement agreement, whereas the third party had only submitted a proposal; (ii) the third party proposal was subject to its satisfactory completion of a due diligence review, a condition that was not required by Medoro to complete the merger transaction; (iii) Company management believed that, because of Medoro’s mining experience in Latin America, Medoro would be better positioned to complete the Company’s business plan of consolidating Marmato Mountain; and (iv) because the third party had little experience in Colombia or Latin America, it would not bring such experience to the management of the Company to the benefit of Colombia stockholders. The Company has revised the section under the heading “The Merger Transaction – Background of the Merger Transaction” in the Preliminary Schedule 14A to include this information.

The Company entered into a confidentiality agreement with the third party in question, whereby the Company has agreed not to disclose the identity of the third party or the terms of its proposal. The Company believes that the identity of the third party is not material to stockholders, because the third party did not propose to exchange its securities with Colombia stockholders. The Company has now disclosed, in the revised Preliminary Schedule 14A, the terms of the third party proposal that are material to stockholders in considering the merger transaction. The Company is precluded from disclosing any further information relating to the third party proposal pursuant to the confidentiality agreement.

Opinion of Haywood, page 48

3.

We reissue prior comments 3, 6, and 7 insofar as you fail to describe in necessary detail the analyses the advisor performed. For example, identify the “comparative transactions,” and explain further how the values were assessed and how the advisor accounted for the companies’ “respective financial positions.” Also provide us with the board books on a supplemental basis.

Response: The comment is noted and the Company has revised the section under the heading “The Merger Transaction – Opinion of Haywood” in the Preliminary Schedule 14A to describe in detail the analyses that Haywood performed.

Haywood reviewed four mineral exploration and development companies which faced material working capital deficiencies to assess the range of outcomes for their stockholders. These included Wega Mining ASA, African Copper Plc, Mercator Gold Plc and Central Sun Mining. The transactions were selected by Haywood based on the companies’ respective financial positions, in that all of the companies were in working capital deficiency. The Company has revised the section under the heading “The Merger Transaction – Opinion of Haywood” in the Preliminary Schedule 14A to include this information.

At the meeting of the board of directors of the Company approving the merger transaction, Haywood delivered its fairness opinion orally. There were no supplemental materials delivered to the board of directors of the Company in considering the merger transaction.

4.

Insofar as the various analyses were performed for the purpose of determining whether the proposed merger was fair, revise to clarify the significance of the advisor’s finding that Colombia was trading at a relatively distressed level and that such a finding “supported the premise of value recovery following completion of a transaction that would address the working capital deficiency, such as the merger transaction.” It is unclear why addressing the working capital deficiency would impact fairness, since after the merger holders of Colombia stock will no longer hold shares of Colombia. The reference to a “premise of value recovery” also requires further clarification in context.

Response: Haywood found that as Colombia was trading at a distressed level relative to Medoro, Haywood’s findings supported the premise of value recovery following completion of a transaction that would address the working capital deficiency, such as the merger transaction. The premise of value recovery is based on a reduction in the probability of a company becoming insolvent and entering creditor protection. Reducing this probability allows equity investors to reduce the discount they place on the fair market value of a company’s assets when valuing the equity. As Colombia stockholders will retain a proportional indirect interest in Colombia through the Medoro common shares they receive as consideration, Colombia stockholders participate in the value recovery. The fact that Colombia was trading at a distressed level relative to Medoro pointed to the potential recovery of value to stockholders in the event of completion of the proposed merger transaction. The Company has revised the section under the heading “The Merger Transaction – Opinion of Haywood” to include this information.

5.	We note your response to our prior comment 9 and your references on page 48 to “customary placement agent fees.” Please disclose the amounts of such fees in each case.

Response: The following is a list detailing all fees, commissions, shares and warrants Haywood has received from Colombia since July 10, 2007 when Haywood was first engaged by Colombia as a financial advisor:

£50,000.00 on August 3, 2007 for financial services

C$337,211.54 on March 10, 2008 as sales commission (of which C$232,022.54 was received by Haywood Securities (UK) Ltd.; Haywood Securities Inc. received the remainder)

On January 1, 2008, 354,389 broker warrants of Colombia exercisable at C$1.20 (of which 280,525 were received by Haywood Securities (UK) Ltd.; Haywood Securities Inc. received the remainder)

US$150,000.00 on March 18, 2008 for financial services

The Company has revised the section under the heading “The Merger Transaction – Opinion of Haywood” in the Preliminary Schedule 14A to include this information.

Exhibit D – Fairness Opinion of Haywood Securities (UK) Limited

6.

We note your response to our prior comment 10 and reissue the comment in part. At page 7 of the opinion, the advisor still suggests that it is “for the benefit and use of GOL’s board of directors only ….” Please obtain a revised version of the fairness opinion that includes no such limitation.

Response: The comment is noted and the Company has obtained a revised version of the fairness opinion, attached as Exhibit D to the Preliminary Schedule 14A, which removes the suggestion that the fairness opinion is “for the benefit and use of GOL’s board of directors only ….” The revised version of the fairness opinion also includes applicable changes relating to the revisions made in the summary of the fairness opinion in the Preliminary Schedule 14A.

We appreciate your assistance in reviewing this response letter. Please direct all questions or comments regarding this letter to the undersigned at 416-360-2967.

Sincerely,

/s/ Hugo Sin

Hugo Sin

cc:	Timothy Levenberg
Securities and Exchange Commission
Thomas Lough
Colombia Goldfields Ltd.
Christopher J. Cummings
Shearman & Sterling LLP